FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Date: May 6, 2014

Commission File Number 001-31528

IAMGOLD Corporation

(Translation of registrant’s name into English)

401 Bay Street Suite 3200, PO Box 153

Toronto, Ontario, Canada M5H 2Y4

Tel: (416) 360-4710

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Description of Exhibit

99.1	Press Release: IAMGOLD’S First Quarter Marks Start of Production Ramp-Up and Reduced All-in Sustaining Costs

99.2	Management Discussion and Analysis

99.3	Consolidated Financial Statements

99.4	Form 52-109F2 CEO Certification of Interim Filing

99.5	Form 52-109F2 CFO Certification of Interim Filing

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION

Date: May 6, 2014	By:	/s/ Tim Bradburn
Associate General Counsel and Corporate Secretary